MUNDOVAL FUND
GLOBAL VALUE INVESTING

FOR IMMEDIATE RELEASE

Where Wall Street Ends, the Mundoval Fund Begins

Contact:
Whitney Kirk, Director of Marketing & Communications
(858) 454-4837
whitney@aqjohnson.com

SAN DIEGO, November 12, 2010 – The Mundoval Fund mutual fund begins its investment process where Wall Street ends- literally, and in terms of investment philosophy.

Operating from a quiet office in La Jolla where Wall Street dead-ends into Ivanhoe Avenue, the Mundoval team manages the fund where this lesser-known Wall Street drops off. And in their pursuit of buying stocks of quality businesses at discount prices, the Mundoval team is willing to invest against the grain, often purchasing companies that aren't favorites on the more famous Wall Street in New York.

"Although unintentional, it's rather appropriate that a 'Wall Street' ends at our front door" noted Mundoval Fund president, Arthur Johnson. "We don't follow the typical investment trends set by our peers in Manhattan."

The Mundoval Fund applies a value philosophy, buying shares of companies believed to be underpriced. "Wall Street tends to focus on short term results instead of evaluating companies over a full business cycle, like we do" Johnson added. "In fact, companies that fall outside the latest Wall Street trend can become very attractively priced, giving us opportunities to a make long-term investment in quality businesses at a meaningful discount."

About the Mundoval Fund

The Mundoval Fund (ticker: MUNDX) is managed by San Diego-based investment advisor, A.Q. Johnson & Co., Inc. The Fund was launched September 3, 2004 and seeks long-term capital appreciation. The Fund had $11.27 million in net assets as of October 31, 2010.

You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus on the fund's website at www.mundoval.com or by calling 1-877-59-FUNDS. The prospectus should be read carefully before investing.